August 31, 2015

Mr. Craig D. Wilson

Sr. Asst. Chief Accountant

Division of Corporation Finance

U.S. Securities & Exchange Commission

Washington, D.C. 20549

RE:	LogMeIn, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014 Filed February 20, 2015 File No. 001-34391

Dear Mr. Wilson:

In response to your letter dated August 6, 2015 regarding the LogMeIn, Inc. (referred to in the responses below as “LogMeIn” or the “Company”) Form 10-K for the fiscal year ended December 31, 2014, we offer the following responses:

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 55

1.	We note that your multiple-element arrangements do not always include development services. We also note that multiple-element arrangements with delivered items that do not have value to the customer on stand-alone basis are accounted for as single unit of accounting and related considerations are recognized ratably over the estimated customer life. Clarify what you mean by “delivered items” and how these relate to the recognition period of the estimated customer life. Please also tell us how you determined that recognizing revenue over the “estimated customer life” is appropriate for the multiple-element “arrangement”(s) with delivered items that do not have stand-alone value.

Response:

The Company respectfully informs the Staff that sales of Xively, its Internet of Things cloud platform service, currently consist primarily of subscription license fees bundled with professional services. The delivered item in these multiple-element arrangements is the professional services which may include implementation, system integration, and customization. Xively is a new service offered by the Company and the revenue recognized from these multiple-element arrangements represent less than 1% of the Company’s total revenue. We will disclose beginning in our next Form 10-Q filing that revenue from these multiple-element arrangements have been immaterial to date.

The Company follows the interpretative guidance in the SEC Staff Accounting Bulletin Topic 13 – Revenue Recognition (“SAB Topic 13”), which states that “unless the up-front fee is in exchange for products delivered or services performed that represent the culmination of a separate earnings process, the deferral of revenue is appropriate [SAB Topic 13.A, paragraph 3.f Q1 Q Response].” The Company evaluates professional services delivered to determine if they qualify as a separate earning process. Currently, the professional services are delivered at the beginning of the customer engagement or at the beginning of the subscription period; are performed exclusively by the Company; and are necessary and inseparable to the use of the Xively platform. Therefore, the Company has determined that the Xively professional services do not constitute a separate earnings process and do not have value to the customer on a standalone basis under the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 605-25-25-5. In accordance with the interpretative guidance of SAB Topic 13, upon completion of the delivery of the professional services, the Company accounts for the arrangement as a single element and recognizes the professional services fees over the estimated customer life. We currently estimate that the customer life is effectively the contract life as we have a limited renewal history. We evaluate the estimated customer life on an annual basis.

Segment Data, page 57

2.	We note that in your fourth quarter 2014 and first quarter 2015 earnings calls, you provide, for each line of cloud service, the cloud service revenue as a percentage of total revenue. Please tell us what consideration was given to disclosing this information. Refer to ASC 280-10-50-40.

Response:

In response to the Staff’s comment, the Company proposes to include the following product-based revenue disclosure on a prospective basis in Note 2, Summary of Significant Accounting Policies - Segment Data beginning in its next Form 10-Q filing. The following table is an illustration of the Company’s proposed disclosure (using data for the quarter and six months ended June 30, 2014 and 2015).

	Three months ended June 30,		Six months ended June 30,
	2014	2015	2014	2015
	(in thousands)
Revenues by service cloud:
Collaboration cloud	$15,412	$21,055	$28,033	$40,218
IT Management cloud	18,354	21,802	34,691	41,999
Customer Engagement cloud	20,553	21,206	40,392	42,420
Other	656	771	879	1,306

Total Revenue	$54,975	$64,834	$103,995	$125,943

In providing its response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of disclosures in the filings it makes with the Securities and Exchange Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions, please feel free to contact Michael J. Donahue, the Company’s General Counsel, at 781-638-9094, Edward K. Herdiech, the Company’s Chief Financial Officer, at 781-897-1348, or me at 781-638-9059.

Sincerely,

/s/ Michael K. Simon
Michael K. Simon
Chief Executive Officer

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